UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  1-13817

Boots & Coots, Inc.
(Exact name of registrant as specified in its charter)

c/o Boots & Coots, LLC 3000 N. Sam Houston Pkwy E. Houston, Texas 77032 (281) 575-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 par value Rights to Purchase Series I Junior Participating Preferred Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class of Securities	Number of Holders of Record
Common Stock, $.00001 par value Rights to Purchase Series I Junior Participating Preferred Stock	0 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Boots & Coots, LLC, as successor-by-merger to Boots & Coots, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

       Boots & Coots, LLC
       (successor-by-merger to Boots & Coots, Inc.)

Date:  September 30, 2010                                                                    By:    /s/ Mark A. McCollum

  Name:  Mark A. McCollum

      Title:  Senior Vice President